UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Carbon Black, Inc.

(Name of Subject Company)

Carbon Black, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Patrick Morley

President and Chief Executive Officer

1100 Winter Street

Waltham, MA 02451

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Kenneth Gordon, Esq.

James A. Matarese, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i) On August 22, 2019, Carbon Black, Inc. (“Carbon Black”), provided the following e-communication to Carbon Black employees:

From: Patrick Morley

Subject: COMPANY CONFIDENTIAL: The Next Chapter in Our Story: VMware + Carbon Black

Team,

I am writing to deliver some exciting news. Today, Carbon Black entered into a merger agreement with VMware, who (as of moments ago) announced its intention to acquire Carbon Black in an all-cash transaction for $26 per share. This corresponds to an enterprise value of approximately $2.1 billion. More specific information concerning the terms of the deal will be discussed on VMware’s earnings call today, and you can read the press release with more details here. We will hold an all-hands meeting at 4:30 p.m. ET today to discuss the news and answer questions.

VMware has a vision to create a modern security platform for any app, running on any cloud, delivered to any device - essentially, to build security into the fabric of the compute stack. Carbon Black’s cloud-native platform, our ability to see and stop attackers by leveraging the power of our rich data and behavioral analytics, and our deep cybersecurity expertise are all truly differentiating. As a result, VMware approached Carbon Black to help deliver on this vision.

We now have a massive opportunity in front of us. We’re combining Carbon Black’s unique approach to cybersecurity and our deep industry expertise with VMware’s massive footprint and desire to invest in R&D. For scope, VMware has more than 500,000 customers and more than 70 million virtual machines around the world. The opportunity here for Carbon Black to truly disrupt the security industry — and ultimately help more customers stay safe from cyberattacks — has never been bigger.

Big news often brings the full spectrum of human emotions - excitement, curiosity, anxiety, happiness. (I’d be lying if I said I haven’t experienced this full range of emotion myself over the course of the past few weeks.) While I’m sure this will take some time for you to digest and you will have a number of questions, here’s what I’d like the takeaway to be. Our people and our products continue to make a difference in the world. YOU continue to make a difference in the world. Your belief in Carbon Black, your passion, your focus, your long hours, and your teamwork - all have resulted in a cybersecurity company that’s ready to enter the next phase.

And, most importantly, we’re going to be entering this next phase remaining together as a team. Carbon Black will exist as an independent business unit within VMware. This acquisition, once it closes, is about creating a highly differentiated, intrinsic security cloud platform. Your experience and skills are critical. The plan is to invest more aggressively in Carbon Black and leverage our combined strengths to accelerate our growth and execute our vision for our customers. We are to become VMware’s Security Business Unit, which I will lead.

While we’ve signed the definitive agreement today, the transaction is not closed, and won’t be expected to close until the second half of VMware’s fiscal year ending Jan 31, 2020, assuming the completion of the tender offer and customary closing conditions. That means we are still operating as independent companies, and we must continue to focus on delivering to our customers and partners.

I know many of you will have questions, and over the next few days and weeks we will have a number of opportunities to go through those answers together. We’ve also set up an internal alias where you can send questions as they come up at: HRsupport@carbonblack.com.

You should be confident that I supported this acquisition because I believe in the opportunity it gives Carbon Black to continue to lead the security industry, and to fulfill our vision of keeping the world safe from cyberattacks. The vision, the culture, and the scale of VMware gives us a huge opportunity to expand our impact even further. Thank you for making Carbon Black what it is. I’m incredibly proud of this team and the company we’ve built and will continue building within VMware.  I’m excited to enter the next phase of Carbon Black’s journey with you.

(ii) On August 22, 2019, Carbon Black provided the following Q&A to employees:

Question	Answer

Top 12 Questions

What is being announced? What is the news?

On August 22, 2019, VMware is announcing its intention to acquire Carbon Black. If approved, Carbon Black will become VMware’s Security Business Unit, of which Patrick Morley will become the General Manager. We anticipate the deal to officially close in the second half of VMware’s fiscal year ending Jan 31, 2020. There will be various “All Hands” and departmental meetings over the coming days to answer questions. This document provides answers to all of the questions to which we know the answers. It’s normal, at this point in the process, to not have 100% of the answers. Until closing, the deal is not considered final. That means we are still operating as independent companies and will continue to focus on delivering great value to our customers and partners.

Who is VMware and what do they do?

VMware is an enterprise software company, with a massive global footprint, looking to invest heavily in cybersecurity and disrupt the market. They are turning to Carbon Black to help lead that effort. For scope, VMware has 500,000 global customers, 75,000 partners, 27,000 employees and more than 70 million virtual machines deployed (about 85% of the market). The company has approximately 12 business units and many product offerings. Carbon Black is to become the company’s Security Business Unit. The combination of Carbon Black’s solutions with VMware’s security offerings, including AppDefense, Workspace ONE, NSX, and Secure State, will create a modern security cloud platform for Any App running on Any Cloud, delivered to Any Device. Working with VMware will open Carbon Black to extensive new GTM relationships and provide a unique opportunity in the market, allowing the combined organization to deliver best-of-breed infrastructure management and world-class security for workloads, endpoints, and applications from device to cloud. The distribution and enterprise reach of VMware, Dell, and SecureWorks will further bolster the adoption of Carbon Black in the enterprise, both through direct selling and partners.

Is VMware a Carbon Black partner?

Yes, we have strong partnership with VMware. VMware has a vision to work with Carbon Black to create a modern security cloud platform for Any App running on Any Cloud, delivered to Any Device. Some of the same reasons we decided to partner together have driven this deal - similar vision, great technology, our security expertise, their global footprint. This is a very powerful combination for the market and stands to make our combined entity ultra competitive with some of the world’s leading technology organizations. As a combined company, we will be able to deliver best-of-breed infrastructure management and world-class security for workloads, endpoints, and applications from device to cloud. This combination will offer customers unprecedented efficiency and overhead reduction through the consolidation of agents, platforms, and technology providers. Our initial integrations with AppDefense and Workspace ONE have set a strong foundation for our combined team to build on.

Why did we do this?

Carbon Black’s vision is to create a world safe from cyberattacks. That vision remains intact (and is enhanced) by joining forces with VMware. As a joint entity, we will have a massive opportunity to bring Carbon Black to market faster and execute on our vision in a big way. We believe that by joining forces, we’ll have the chance to further disrupt the market. We’re combining Carbon Black’s approach to cybersecurity and our deep industry expertise with VMware’s massive footprint. For scope, VMware has more than 500,000 customers and more than 70 million virtual machines around the world. The opportunity here for Carbon Black to truly disrupt the security industry — and ultimately help more customers stay safe from cyberattacks — has never been bigger.

Are our philosphies and technologies compatible?

Yes. We share a vision to make the world a safer place. VMware has also stated that they are a product-focused company and plan to invest heavily in our solutions to help make this vision a reality. As many of you know, Carbon Black’s assets are complementary to existing VMware security products — AppDefense, Workspace ONE and NSX. The combination of these assets creates a modern portfolio that can protect the endpoint, application, and networks from device to cloud. It brings a highly differentiated security platform approach — while also collapsing endpoint management and endpoint protection into a more unified solution, for the first time in the industry. Finally, it allows VMware to extend the PSC across their massive footprint. The combined organization will deliver best-of-breed infrastructure management and world-class security for workloads, endpoints, and applications from device to cloud. This combination offers customers unprecedented efficiency and overhead reduction through the consolidation of agents, platforms, and technology providers.

What are the terms of the deal?

As noted in the press release, VMware will acquire Carbon Black in an all-cash transaction for $26 per share, for an enterprise value t of $2.1 billion. We expect to close in the second half of VMware’s fiscal year ending Jan 31, 2020

What are the benefits of the acquisition for Carbon Black?

This combination helps Carbon Black deliver on its vision of creating a world safe from cyberattacks. As partners, VMware has been very excited about Carbon Black’s products, team and security expertise for a long time. Now, as a combined organization, we plan to invest heavily in our products and in our people. We believe the opportunity in front of us is huge. We’re offering the market a path to best-of-breed infrastructure management and world-class security for workloads, endpoints, and applications from device to cloud - in a way not possible as separate organizations. Carbon Black brings extraordinary security value to VMware and we will benefit from having access to the significant resources of a global technology leader. We are getting massive GTM leverage through this deal via channel distribution, penetration in the data center, and the enterprise reach of VMware, Dell and SecureWorks. VMware has more than 500,000 customers and approximately 70M virtual machines deployed worldwide. With Patrick as the General Manager of the Security Business Unit at VMware, we have a chance to deliver on our company vision in a big way.

What are the overarching thoughts on this deal?

“Imagine a modern security cloud platform for Any App running on Any Cloud, delivered to Any Device.” This is very exciting news for the market. This acquisition bolsters VMware’s intrinsic security strategy across the most important security control points — network, endpoint, identity and analytics - and empowers the combined organization to build security directly into the entire compute stack. Together, the combined organization will be able to deliver best-of-breed infrastructure management and world-class security for workloads, endpoints, and applications from device to cloud.

Will this announcement affect the Carbon Black product roadmap?

This announcement changes nothing about Carbon Black’s product strategy or roadmap. All commitments in PI-9 remain the same and PI-10 planning will continue marching toward BRP. Assuming the acquisition is approved, the WHY meeting and planning for PI-11 would include the updated corporate vision and mission.

How does this affect the company’s positioning in the Endpoint Protection Platform market?

As VMware said to us a number of times during negotiations, they are excited about teaming with our technology but are even more excited about teaming with our people. With plans to invest further in our tech and our people, we believe this deal increases our competitiveness in the EPP market. Together, we expect to enhance our position in this highly-competitive space. This deal does not change anything about Carbon Black’s mission to use its cloud-native endpoint protection platform to lead the next phase of the EPP market. It puts us in a position to enhance our positioning and bring protection to devices and clouds that we believe other EPP vendors cannot.

How will this announcement affect the company’s go-to-market strategy?

This announcement changes nothing about Carbon Black’s GTM strategy. All 2019 targets and plans remain as defined and execution against them is critical to proving Carbon Black is a wise choice as VMware’s future Security Business Unit. COO Thomas Hansen, the GTM leadership team, and existing org structure will stay in place with Thomas reporting to the General Manager of VMware’s Security Business Unit, Patrick Morley. VMware is highly focused on how to invest in products and we look forward to executing on our goals as we move forward.

What does this mean for Carbon Black partners?

This is great news for the market and for our partners. In brief, it means bigger opportunities at a global scale. VMware is quickly becoming the fabric of the security stack with a vision to secure any application, any device and any cloud. The VMware team has turned to Carbon Black to help achieve this vision. Carbon Black’s unique approach to cybersecurity and our successful endpoint protection platform (EPP) have set us apart. Our partners have the opportunity (as do we) to leverage VMware’s expansive global footprint to bring our technology deeper into the enterprise.

During this transition, partners should experience little to no impact. The VMware team plans to keep existing agreements with Carbon Black partners in place. We will be mailing formal notifications to inform partners, but contracts remain in effect and do not need to be redone or updated. VMware and Carbon Black share a common view that our partner networks are a critical part of our ongoing businesses, and we look forward to continuing to grow strong and collaborative relationships with our partners. VMware has 70,000+ partners - a vast ecosystem to leverage.

Important Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Carbon Black, Inc. (“Carbon Black”) securities, nor is it a substitute for the tender offer materials that VMware, Inc. (“VMware”) and its acquisition subsidiary will file with the SEC. The solicitation and offer to buy Carbon Black stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, VMware and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Carbon Black will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. CARBON BLACK STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CARBON BLACK SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Carbon Black stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting VMware or Carbon Black. Copies of the documents filed with the SEC by Carbon Black will be available free of charge on Carbon Black’s internet website at https://investors.carbonblack.com or by contacting Carbon Black’s Investor Relations Department at (617) 393-7400. Copies of the documents filed with the SEC by VMware will be available free of charge on VMware’s internet website at https://ir.vmware.com/overview/sec-filings/default.aspx or by contacting VMware’s Investor Relations Department at (650) 427-4631.  In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, VMware and Carbon Black each file annual, quarterly and current reports and other information with the SEC. VMware’s and Carbon Black’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to VMware, Carbon Black and the proposed acquisition of Carbon Black by VMware that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition, earnings dilution and accretion, and growth, VMware’s and Carbon Black’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of VMware and Carbon Black, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Carbon Black’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement on the market price of Carbon Black’s common stock, Carbon Black’s credit ratings and/or Carbon Black’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to VMware and Carbon Black can be found in VMware’s Annual Report on Form 10-K for the fiscal year ended February 1, 2019 and in Carbon Black’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

The forward-looking statements contained in the communication are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made as of the date of this communication, are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission, including Carbon Black’s most recent reports on Form 10-K and Form 10-Q and current reports on Form 8-K that we may file from time to time, which could cause actual results to vary from expectations. Carbon Black assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this communication.